Mail Stop 6010

July 2, 2007

Via U.S. Mail and Facsimile to +31 20 59 77 230

Pierre-Jean Sivignon
Executive Vice President and Chief Financial Officer
Koninklijke Philips Electronics N.V.
Breitner Center, Amstelplein 2,
1096 BC Amsterdam, The Netherlands

> **Re:** **Koninklijke Philips Electronics N.V.**
> **Form 20-F for the fiscal year ended December 31, 2006**
> **File No. 001-05146-01**

Dear Mr. Sivignon:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only those issues we have addressed in the comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F filed February 20, 2007

Exhibit 15(b)

Management Discussion and Analysis, page 30

Non-US GAAP measures, page 30

1.   We note your presentation of the adjusted non-GAAP measure EBITA which you
        indicate for you represents "income from continuing operations *excluding results
        attributable to minority interest holders, results relating to equity-accounted
        investees, income taxes, financial income and expenses* and amortization". We
        note that Item 10(e) of Regulation S-K prohibits the exclusion of charges or
        liabilities that required, or will require, cash settlement or would have required
        cash settlement absent an ability to settle in another manner, from non-GAAP
        liquidity measures, other than the measures earnings before interest and taxes
        (EBIT) and earnings before interest, taxes, depreciation and amortization
        (EBITDA). Please tell us how your current presentation of the non-GAAP
        measure EBITA complies with Item 10(e) of Regulation S-K, SEC Rule 34-47226
        - Conditions for Use of Non-GAAP Financial measures. Also, since EBITA
        normally is defined as "earnings before interest, tax and amortization", tell us why
        your use of the term "EBITA" is appropriate. Refer to the guidance at Question
        14 of the Staff's FAQ Regarding the use of Non-GAAP Financial Measures.

Group Financial Statements, page 110

Notes to the Group Financial Statements, page 130

Note 1. Discontinued Operations, page 130

Semiconductors, page 130

2.   We see that on September 29, 2006, you sold a majority stake in your
        Semiconductor division, NXP Semiconductors, to a private equity consortium and
        presented NXP as discontinued operations. However, we note that you have
        retained a 19.9% interest in NXP's preferred shares and 17.5% of its common
        shares. In light of these amounts of equity ownership, please tell us in detail how
        your accounting for NXP as a discontinued operation complies with SFAS 144.
        Specifically, please explain and support how you determined that you will not
        have any significant continuing involvement in the operations of NXP and how
        you comply with paragraph 42 of SFAS 144.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant